Exhibit 99.1
For Immediate Release
October 6, 2008
SAP Announces 2008 Third Quarter Preliminary Software
and Software-Related Service Revenue Numbers
     WALLDORF – October 6, 2008 – SAP AG (NYSE: SAP) announced today that after a preliminary review of its 2008 third quarter revenues, it expects third quarter 2008 U.S. GAAP software and software-related service revenues to be between €1.970 billion and €1.980 billion (2007: €1.74 billion), representing an increase of 13% — 14% compared to the third quarter of 2007. Non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of around €40 million, for the third quarter of 2008 is expected to be between €2.010 and €2.020 billion (2007: €1.74 billion). This represents an increase of 16% — 17% (20% — 21% at constant currencies) compared to the third quarter of 2007.
     “The market developments of the past several weeks have been dramatic and worrying to many businesses. These concerns triggered a very sudden and unexpected drop in business activity at the end of the quarter,” said Henning Kagermann, Co-CEO of SAP. “Throughout the third quarter we felt quite positive about our ability to meet our expectations. Unfortunately, SAP was not immune from the economic and financial crisis that has enveloped the markets in the second half of September, causing us to report numbers below our expectations.”
     Third quarter 2008 U.S. GAAP software revenues are expected to be between €740 and €750 million (2007: €715 million), representing an increase of 4% — 5% (7% — 9% at constant currencies) compared to the third quarter of 2007.
     “The overall fundamentals of our business remain in place. SAP did report double-digit growth in software and software-related service revenues for the quarter and we expect to have gained further market share, even during unfavorable market conditions. This is the result of our

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leading product portfolio, our widely diversified customer base and our geographic and industry diversification and strength. We will continue to asses and monitor the situation and report back at the end of the month,” concluded Mr. Kagermann.
Regional Performance
     On a U.S. GAAP basis, the Americas region is expected to report software and software-related service revenues growth of around 12% for the third quarter of 2008 compared to the third quarter of 2007. The EMEA region is expected to report U.S. GAAP software and software-related service revenues growth of around 14% for the third quarter of 2008 compared to the third quarter of 2007. The APJ region is expected to report U.S. GAAP software and software-related service revenues growth of around 18% for the third quarter of 2008 compared to the third quarter of 2007.
     On a Non-GAAP basis, the Americas region is expected to report software and software-related service revenues growth of around 16% (around 23% at constant currencies) for the third quarter of 2008 compared to the third quarter of 2007. The EMEA region is expected to report Non-GAAP software and software-related service revenues growth of around 16% (around 18% at constant currencies) for the third quarter of 2008 compared to the third quarter of 2007. The APJ region is expected to report Non-GAAP software and software-related service revenues growth of around 18% (around 24% at constant currencies) for the third quarter of 2008 compared to the third quarter of 2007.
Nine Month 2008 Performance
     Nine months 2008 U.S. GAAP software and software-related service revenues are expected to be between €5.770 billion and €5.780 billion (2007: €4.95 billion), representing an increase of 16% — 17% compared to the first nine months of 2007. Non-GAAP software and software-related service revenues for the first nine months of 2008, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of around €140 million, are expected to be between €5.910 and €5.920 billion (2007: €4.95 billion). This represents an increase of 19% — 20% (25% — 26% at constant currencies) compared to the first nine months of 2007.

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     As SAP is still finalizing the quarter-end closing process, total revenues and operating income are not yet available and will be provided along with further details on October 28th, including an update of its 2008 outlook.
Webcast/Supplementary Financial Information
SAP senior management will host a conference call for financial analysts today at 5:30 pm (CET) / 4:30 pm (UK) / 11:30 am (EDT) / 8:30 am (PDT), followed by conference call for media at 6:00 pm (CET) / 5:00 pm (UK) / 12:00 am (EDT) / 9:00 am (PDT).
Both conference calls will be Webcast live on the Company’s Web site at http://www.sap.com and will be available for replay purposes as well.
Dial-in numbers for conference calls:
Investor and Analyst Conference Call
(Germany) +49 6958 999 0797
(UK) +44 20 8515 2302
(US) +1 480 248 5085
Replay Numbers:
(UK/Europe) +44 20 7154 2833
(US) +1 303 590 3030
Passcode: 3929159#
Press Conference Call
(Germany) +49 6958 999 0706
(UK) +44 207 190 1596
(US) +1 480 629 9041
Replay Numbers:
(UK/Europe) +44 207 154 2833
(US) +1 303 590 3030
Passcode: 3929163#
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in more than 25 industries to become best-run businesses. With more than 75,000 customers in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)

(*)	SAP defines business software as comprising enterprise resource planning and related applications.

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# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2008 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Christoph Liedtke, +49 6227 7-50383, christoph.liedtke@sap.com, CET
Andy Kendzie +1 (202) 312-3919, andy.kendzie@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
Use of Non-GAAP Financial Measures
This document discloses certain financial measures, such as Non-GAAP revenues and constant currency revenue measures that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue or other measures of financial performance prepared in accordance with U.S. GAAP.
Non-GAAP Revenues
We believe that it is of interest to investors to receive certain supplemental historical and prospective financial information used by our management in running our business – in addition to financial data prepared in accordance with U.S. GAAP. Beginning in 2008 we useNon-GAAP revenues as defined below consistently in our planning, forecasting, reporting, compensation and external communication.
Non-GAAP revenue: Revenues in this document identified as “Non-GAAP revenue” have been adjusted from the respective U.S. GAAP numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a stand-alone entity but are not permitted to be reflected as revenues under U.S. GAAP as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues and our U.S. GAAP total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance because the support contracts are typically one-year contracts and renewals of these contracts are expected to result in revenues that are not impacted by the business combination-related fair value accounting. We believe that our Non-GAAP revenue numbers have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both Non-GAAP revenues and U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our Non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Constant Currency Period-over-Period Changes of Revenue Measures
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue that is adjusted for foreign currency effects. We calculate constant

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currency year-over-year changes in revenue by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues or other measures of financial performance prepared in accordance with U.S. GAAP.